Exhibit (a)(1)(B)

FORM OF COMMUNICATION TO ALL ELIGIBLE OPTION HOLDERS

From:	Ford Tamer, on behalf of Inphi Corporation
Date:	September 20, 2012
Subject:	Announcement of Inphi Corporation Stock Option Exchange Program

Dear [Employee Name]:

We are pleased to announce that Inphi Corporation (“Inphi”) has initiated a voluntary program in which our eligible employees are being offered the opportunity to exchange certain options that are currently “underwater” for a lesser number of replacement options, subject to certain restrictions.

The Company deeply appreciates your continued contributions to our future success. This Offer is intended to encourage retention and build engagement among our employees like you. This program is designed to benefit you by providing you and other eligible employees with a renewed stake in our future success. The program is also designed to benefit our shareholders as we believe it will improve retention and engagement of our talented workforce, contributing to long-term shareholder value, at substantially no change in cost.

The program begins today, September 20, 2012, and is scheduled to expire on October 19, 2012. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which was filed earlier today with the U.S. Securities and Exchange Commission and attached to this email.

Stock options that you hold with an exercise price per share that is equal to or greater than U.S. $16.63 and that were granted between January 2011 and July 2011 are eligible for the exchange.

To participate in our option exchange offer, you should review each of the following documents, each of which is attached to this email:

•	Offer to Exchange document describing the terms and conditions of the Exchange Offer;

•	Personalized paper election form, listing your eligible stock options, exchange ratios and the number of replacement options for which your eligible stock options can be exchanged; and

•	Personalized paper notice of withdrawal, in the event you decide to withdraw your election before the Exchange Offer expires.

You may also obtain a copy of the Offer to Exchange and all related form documents on the internet at www.sec.gov. If you need additional copies of any of the above documents, please email Joel Rodriguez at jrodriguez@inphi.com. Please review these materials carefully.

Informational Sessions: During the week of September 24, 2012, we intend to provide informational sessions for eligible employees in the U.S. and international markets to discuss the details of the Offer and the process for participation. These sessions are not a substitute for carefully reviewing the enclosed materials and are not intended to provide a comprehensive overview of the Offer.

To participate, you must make your election before the expiration of the offer at 5:00 p.m. U.S. Pacific Time on October 19, 2012.

Moreover, if you wish to withdraw from the exchange program after you have elected to exchange all of your eligible options, you must submit to Inphi the notice of withdrawal attached to this email in accordance with the delivery requirements set forth in the notice of withdrawal prior to the expiration of the offer at the time and date stated above.

If you have any questions at any other time during the offer period, you may contact Aparna Bawa or John Edmunds.

Finally, please note that participation in the option exchange program is VOLUNTARY. Inphi makes no recommendation about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding participation in the option exchange program. We recommend that you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 5:00 P.M. U.S. PACIFIC TIME ON OCTOBER 19, 2012, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

We thank you again for your continued support.

Sincerely,

Ford, CEO